UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Senen T. Mangalile

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the

Securities and Exchange Commission be sent to:

Felipe Duque, Esq.

Allen Overy Shearman Sterling (Asia) Pte. Ltd.

2 Central Boulevard

#45-01 West Tower

IOI Central Boulevard Towers

Singapore 018916

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities. There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such law, decree or administrative action.

There has been no such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See “Direct Domestic Debt of the Republic-Outstanding Direct Domestic Debt of the Republic as of December 31, 2025”, page D-113 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Direct External Debt of the Republic-Summary of Outstanding Direct External Debt of the Republic by Currency as of December 31, 2025,” page D-115 of Exhibit 99.D, which is hereby incorporated by reference herein.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See “Debt Tables of the Republic of the Philippines,” pages D-119 to D-140 of Exhibit 99.D, which is hereby incorporated by reference herein.

4.

(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

As of December 31, 2025:

Series	Date of Maturity	Interest Rate	Total amount outstanding held by or for the account of the registrant (US$)
$1.5B 5.50% GB due 2026	March 30, 2026	5.500%	39,291,000.00
$500M 3.23% GB due 2027	March 29, 2027	3.229%	15,628,000.00
$500M 5.17% GB due 2027	October 13, 2027	5.170%	5,000,000.00
$2.0B 3.00% GB due 2028	February 1, 2028	3.000%	26,630,000.00
$500M 4.63% GB due 2028	July 17, 2028	4.625%	9,000,000.00
$1.50B 3.75% GB due 2029	January 14, 2029	3.750%	39,947,000.00
$1.0B 5.045% Trust Certificates due 2029	June 6, 2029	5.045%	5,000,000.00
$1.0B 2.457% GB due 2030	May 5, 2030	2.457%	44,000,000.00
$2.0B 9.5% GB due 2030	February 2, 2030	9.500%	87,874,000.00
$500.0M 4.375% GB due 2030	March 5, 2030	4.375%	12,000,000.00
$2.384B 7.75% GB due 2031	January 14, 2031	7.750%	75,633,000.00
$1.25B 1.648% GB due 2031	June 10, 2031	1.648%	90,500,000.00
$1.5B 6.375% GB due 2032	January 15, 2032	6.375%	105,719,000.00
$750.0M 1.950% GB due 2032	January 6, 2032	1.950%	22,000,000.00
$750.0M 3.556% GB due 2032	September 29, 2032	3.556%	14,000,000.00
$750.0M 5.609% GB due 2033	April 13, 2033	5.609%	2,000,000.00

Series	Date of Maturity	Interest Rate	Total amount outstanding held by or for the account of the registrant (US$)
$1.25B 5.00% GB due 2033	July 17, 2033	5.000%	35,000,000.00
$2.847B 6.375% GB due 2034	October 23, 2034	6.375%	61,800,000.00
$1.0B 5.25% GB due 2034	May 14, 2034	5.250%	36,000,000.00
$1.25B 5.50% GB due 2035	February 4, 2035	5.500%	46,000,000.00
$1.1B 4.75% GB due 2035	March 5, 2035	4.750%	77,000,000.00
$1.5B 5% GB due 2037	January 13, 2037	5.000%	13,600,000.00
$2.0B 3.95% GB due 2040	January 20, 2040	3.950%	61,500,000.00
$2.0B 3.700% GB due 2041	March 1, 2041	3.700%	73,615,000.00
$2.0B 3.700% GB due 2042	February 2, 2042	3.700%	74,600,000.00
$1.35B 2.95% GB due 2045	May 5, 2045	2.950%	57,450,000.00
$1.5B 2.650% GB due 2045	December 10, 2045	2.650%	52,400,000.00
$2.25B 3.200% GB due 2046	July 6, 2046	3.200%	25,250,000.00
$1.0B 4.200% GB due 2047	March 29, 2047	4.200%	7,000,000.00
$750.0M 5.950% GB due 2047	October 13, 2047	5.950%	9,000,000.00
$1.25B 5.50% GB due 2048	January 17, 2048	5.500%	46,500,000.00
$1.0B 5.60% GB due 2049	May 14, 2049	5.600%	21,000,000.00
$900.0M 5.175% GB due 2049	September 5, 2049	5.175%	53,000,000.00
$1.0B 5.90% GB due 2050	February 4, 2050	5.900%	65,000,000.00

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

As of December 31, 2025:

Series	Date of Maturity	Interest Rate	Total amount otherwise outstanding (US$)
$1.5B 5.50% GB due 2026	March 30, 2026	5.500%	1,500,000,000.00
$500M 3.23% GB due 2027	March 29, 2027	3.229%	500,000,000.00
$500M 5.17% GB due 2027	October 13, 2027	5.170%	500,000,000.00
$2.0B 3.00% GB due 2028	February 1, 2028	3.000%	2,000,000,000.00
$500M 4.63% GB due 2028	July 17, 2028	4.625%	500,000,000.00
$1.50B 3.75% GB due 2029	January 14, 2029	3.750%	1,500,000,000.00
$1.0B 5.045% Trust Certificates due 2029	June 6, 2029	5.045%	1,000,000,000.00
$1.0B 2.457% GB due 2030	May 5, 2030	2.457%	1,000,000,000.00
$2.0B 9.5% GB due 2030	February 2, 2030	9.500%	2,000,000,000.00
$500.0M 4.375% GB due 2030	March 5, 2030	4.375%	500,000,000.00
$2.384B 7.75% GB due 2031	January 14, 2031	7.750%	1,744,446,000.00
$1.25B 1.648% GB due 2031	June 10, 2031	1.648%	1,250,000,000.00
$1.5B 6.375% GB due 2032	January 15, 2032	6.375%	1,022,248,000.00
$750.0M 1.950% GB due 2032	January 6, 2032	1.950%	750,000,000.00
$750.0M 3.556% GB due 2032	September 29, 2032	3.556%	750,000,000.00
$750.0M 5.609% GB due 2033	April 13, 2033	5.609%	750,000,000.00
$1.25B 5.00% GB due 2033	July 17, 2033	5.000%	1,250,000,000.00
$2.847B 6.375% GB due 2034	October 23, 2034	6.375%	1,900,131,000.00

Series	Date of Maturity	Interest Rate	Total amount otherwise outstanding (US$)
$1.0B 5.25% GB due 2034	May 14, 2034	5.250%	1,000,000,000.00
$1.25B 5.50% GB due 2035	February 4, 2035	5.500%	1,250,000,000.00
$1.1B 4.75% GB due 2035	March 5, 2035	4.750%	1,100,000,000.00
$1.5B 5% GB due 2037	January 13, 2037	5.000%	1,330,799,000.00
$2.0B 3.95% GB due 2040	January 20, 2040	3.950%	2,000,000,000.00
$2.0B 3.700% GB due 2041	March 1, 2041	3.700%	2,000,000,000.00
$2.0B 3.700% GB due 2042	February 2, 2042	3.700%	2,000,000,000.00
$1.35B 2.95% GB due 2045	May 5, 2045	2.950%	1,350,000,000.00
$1.5B 2.650% GB due 2045	December 10, 2045	2.650%	1,500,000,000.00
$2.25B 3.200% GB due 2046	July 6, 2046	3.200%	2,250,000,000.00
$1.0B 4.200% GB due 2047	March 29, 2047	4.200%	1,000,000,000.00
$750.0M 5.950% GB due 2047	October 13, 2047	5.950%	750,000,000.00
$1.25B 5.50% GB due 2048	January 17, 2048	5.500%	1,250,000,000.00
$1.0B 5.60% GB due 2049	May 14, 2049	5.600%	1,000,000,000.00
$900.0M 5.175% GB due 2049	September 5, 2049	5.175%	900,000,000.00
$1.0B 5.90% GB due 2050	February 4, 2050	5.900%	1,000,000,000.00

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

As of December 31, 2025:

From Acquisitions from Primary and Secondary Market Transactions:

Series	Date of Maturity	Interest Rate	Total amount outstanding held by or for the account of the registrant (US$)
$1.5B 5.50% GB due 2026	March 30, 2026	5.500%	39,291,000.00
$500M 3.23% GB due 2027	March 29, 2027	3.229%	15,628,000.00
$500M 5.17% GB due 2027	October 13, 2027	5.170%	5,000,000.00
$2.0B 3.00% GB due 2028	February 1, 2028	3.000%	26,630,000.00
$500M 4.63% GB due 2028	July 17, 2028	4.625%	9,000,000.00
$1.50B 3.75% GB due 2029	January 14, 2029	3.750%	39,947,000.00
$1.0B 5.045% Trust Certificates due 2029	June 6, 2029	5.045%	5,000,000.00
$1.0B 2.457% GB due 2030	May 5, 2030	2.457%	44,000,000.00
$2.0B 9.5% GB due 2030	February 2, 2030	9.500%	14,000,000.00
$500.0M 4.375% GB due 2030	March 5, 2030	4.375%	12,000,000.00
$2.384B 7.75% GB due 2031	January 14, 2031	7.750%	34,697,000.00
$1.25B 1.648% GB due 2031	June 10, 2031	1.648%	90,500,000.00
$1.5B 6.375% GB due 2032	January 15, 2032	6.375%	25,500,000.00
$750.0M 1.950% GB due 2032	January 6, 2032	1.950%	22,000,000.00
$750.0M 3.556% GB due 2032	September 29, 2032	3.556%	14,000,000.00
$750.0M 5.609% GB due 2033	April 13, 2033	5.609%	2,000,000.00
$1.25B 5.00% GB due 2033	July 17, 2033	5.000%	35,000,000.00
$2.847B 6.375% GB due 2034	October 23, 2034	6.375%	61,800,000.00
$1.0B 5.25% GB due 2034	May 14, 2034	5.250%	36,000,000.00
$1.25B 5.50% GB due 2035	February 4, 2035	5.500%	46,000,000.00
$1.1B 4.75% GB due 2035	March 5, 2035	4.750%	77,000,000.00
$1.5B 5% GB due 2037	January 13, 2037	5.000%	13,600,000.00

Series	Date of Maturity	Interest Rate	Total amount outstanding held by or for the account of the registrant (US$)
$2.0B 3.95% GB due 2040	January 20, 2040	3.950%	61,500,000.00
$2.0B 3.700% GB due 2041	March 1, 2041	3.700%	73,615,000.00
$2.0B 3.700% GB due 2042	February 2, 2042	3.700%	74,600,000.00
$1.35B 2.95% GB due 2045	May 5, 2045	2.950%	57,450,000.00
$1.5B 2.650% GB due 2045	December 10, 2045	2.650%	52,400,000.00
$2.25B 3.200% GB due 2046	July 6, 2046	3.200%	25,250,000.00
$1.0B 4.200% GB due 2047	March 29, 2047	4.200%	7,000,000.00
$750.0M 5.950% GB due 2047	October 13, 2047	5.950%	9,000,000.00
$1.25B 5.50% GB due 2048	January 17, 2048	5.500%	46,500,000.00
$1.0B 5.60% GB due 2049	May 14, 2049	5.600%	21,000,000.00
$900.0M 5.175% GB due 2049	September 5, 2049	5.175%	53,000,000.00
$1.0B 5.90% GB due 2050	February 4, 2050	5.900%	65,000,000.00

From Liability Management Transactions:

Series	Date of Maturity	Interest Rate	Total amount outstanding held by or for the account of the registrant (US$)
$2.0B 9.5% GB due 2030	February 2, 2030	9.50%	73,874,000.00
$2.384B 7.75% GB due 2031	January 14, 2031	7.75%	40,936,000.00
$1.5B 6.375% GB due 2032	January 15, 2032	6%	80,219,000.00

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See “Debt Tables of the Republic of the Philippines” pages D-119 to D-140 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See “Debt Tables of the Republic of the Philippines” pages D-119 to D-140 of Exhibit 99.D, which is hereby incorporated by reference herein.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance,” page D-101 of Exhibit 99.D, which is hereby incorporated by reference herein.

7.

(a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

Not applicable.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See “International Reserves,” page D-83 of Exhibit 99.D, which is hereby incorporated by reference herein.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “Balance of Payments,” page D-52 of Exhibit 99.D, which is hereby incorporated by reference herein.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

See “Balance of Payments,” page D-52 of Exhibit 99.D, which is hereby incorporated by reference herein. This annual report comprises:

(a)	Pages numbered 1 to 9 consecutively.

(b)	The following exhibits:

Exhibit A - None.

Exhibit B - None.

Exhibit 99.C.1 - Republic Act No. 12314, General Appropriations Act, Fiscal Year 2026, Volume I-A

Exhibit 99.C.2 - Republic Act No. 12314, General Appropriations Act, Fiscal Year 2026, Volume I-B

Exhibit 99.C.3 - Republic Act No. 12314, General Appropriations Act, Fiscal Year 2026, Volume I-C

Exhibit 99.C.4 - Republic Act No. 12314, General Appropriations Act, Fiscal Year 2026, Volume II

Exhibit 99.D - Description of Republic of the Philippines, July 1, 2026

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

EXHIBIT INDEX

EX-99.C.1 REPUBLIC ACT NO.  12314, GENERAL APPROPRIATIONS ACT, FISCAL YEAR 2026, VOLUME I-A

EX-99.C.2 REPUBLIC ACT NO. 12314, GENERAL APPROPRIATIONS ACT, FISCAL YEAR 2026, VOLUME I-B

EX-99.C.3 REPUBLIC ACT NO. 12314, GENERAL APPROPRIATIONS ACT, FISCAL YEAR 2026, VOLUME I-C

EX-99.C.4 REPUBLIC ACT NO. 12314, GENERAL APPROPRIATIONS ACT, FISCAL YEAR 2026, VOLUME II

EX-99.D DESCRIPTION OF REPUBLIC OF THE PHILIPPINES, DATED JULY 1, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of the Philippines has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manila, Republic of the Philippines on the 1st day of July 2026.

REPUBLIC OF THE PHILIPPINES

By	/s/ Sharon P. Almanza
Sharon P. Almanza
Treasurer of the Philippines

EXHIBIT INDEX

Exhibit	Description

99.C.1:	Republic Act No. 12314, General Appropriations Act, Fiscal Year 2026, Volume I-A

99.C.2:	Republic Act No. 12314, General Appropriations Act, Fiscal Year 2026, Volume I-B

99.C.3:	Republic Act No. 12314, General Appropriations Act, Fiscal Year 2026, Volume I-C

99.C.4:	Republic Act No. 12314, General Appropriations Act, Fiscal Year 2026, Volume II

99.D:	Description of Republic of the Philippines, dated July 1, 2026